UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14f-1

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF
THE SECURITIES EXCHANGE ACT OF 1934 AND
RULE 14f-1 THEREUNDER

_______________________________________________

Catalyst Lighting Group, Inc.
(Exact Name of Registrant as Specified in its Charter)

Delaware	84-1588927
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

1328 West Balboa Boulevard, Suite C
Newport Beach, California 92661
(Address of Principal Executive Offices and Zip Code)

(949) 903-0468
(Registrant’s Telephone Number, including Area Code)
_______________________________________________

February 17, 2011

Catalyst Lighting Group, Inc.
1328 West Balboa Boulevard, Suite C
Newport Beach, California 92661
(949) 903-0468

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

SCHEDULE 14f-1

Notice of Change in the
Majority of the Board of Directors

February 17, 2011

INTRODUCTION AND CHANGE OF CONTROL

This Information Statement (this “Information Statement”), is being furnished to all holders of record of common stock, par value $0.0001 per share (the “Common Stock”), of Catalyst Lighting Group, Inc., a Delaware corporation (“we” or “our”) at the close of business on February 14, 2011 in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 promulgated under the Exchange Act, in connection with an anticipated change in majority control of our board of directors (“Board”) other than by a meeting of stockholders.  This Information Statement is being distributed on or about February 22, 2011.

NO VOTE OR OTHER ACTION OF OUR STOCKHOLDERS
IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
NO PROXIES ARE BEING SOLICITED AND
YOU ARE REQUESTED NOT TO SEND US A PROXY.

On February 14, 2011, we entered into an Agreement and Plan of Merger (“Merger Agreement”) with PHI Merger Corporation, a California corporation and our wholly-owned subsidiary (“MergerCo”), and Phototron, Inc., a California corporation (“Phototron”).

Under the Merger Agreement, if all conditions are satisfied or waived: (a) MergerCo will be merged with and into Phototron; (b) Phototron will become our wholly-owned subsidiary; (c) all holdings of Phototron shares and options will be exchanged (or assumed, in the case of options) for comparable securities of our company; and (d) 95% of the shares of our common stock (on a fully-diluted basis) will be owned by Phototron shareholders and option holders (the “Merger”).  Upon consummation of the Merger, the combined entity will be solely engaged in Phototron’s business, Phototron’s officers will become our officers and Phototron’s directors will become and constitute all of the members of our Board.

Section 14(f) of the Exchange Act of 1934 and Rule 14f-1 promulgated thereunder require the mailing to our stockholders of record of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders).  Accordingly, the closing of the transactions contemplated under the Merger Agreement (“Closing”) and the resulting change in a majority of our directors will not occur until at least 10 days following the mailing of this Information Statement.

VOTING SECURITIES

As of February 14, 2011, we had 4,331,131 shares of common stock, par value $0.0001 per share, issued and outstanding.  Each share of our common stock is entitled to one vote.  Our stockholders will have the opportunity to vote with respect to the election of directors at the next annual meeting of our stockholders.

PROPOSED CHANGE IN CONTROL TRANSACTION

On February 14, 2011, we entered into the Merger Agreement with MergerCo and Phototron.

Under the Merger Agreement, if all conditions are satisfied or waived: (a) MergerCo will be merged with and into Phototron; (b) Phototron will become our wholly-owned subsidiary; (c) all holdings of Phototron shares and options will be exchanged (or assumed, in the case of options) for comparable securities of our company; and (d) approximately 95% of the shares of our common stock (on a fully-diluted basis) will be owned by Phototron shareholders and option holders.  Upon consummation of the Merger, the combined entity will be solely engaged in Phototron’s business, Phototron’s officers will become our officers and Phototron’s directors will become and constitute all of the members of our Board.

On February 17, 2011, we reported the execution of the Merger Agreement in our Current Report on Form 8-K and included a copy of the Merger Agreement therein as Exhibit 2.1.  The Merger Agreement is the legal document that governs the Merger and the other transactions contemplated by the Merger Agreement.  The discussion of the Merger Agreement set forth herein is qualified in its entirety by reference to the Merger Agreement.

We are authorized to issue 200,000,000 shares of common stock, par value $0.0001 per share.  Approximately 78.372884 shares of our common stock will be issued for each outstanding share of Phototron common stock pursuant to the Merger.  All existing Phototron options will be assumed and replaced by comparable options of our company.  For each option share purchasable upon exercise of a Phototron option, approximately 78.372884 shares of our common stock will be purchasable.  For each such purchasable share of our common stock, the current option exercise price will be divided by approximately 78.372884.  The other terms and conditions of the options, including exercise procedures, any vesting requirements and expiration dates, will remain essentially the same.

The ownership interests of the Phototron shareholders and our current stockholders will be subject to dilution in connection with the reservation of shares to be issued pursuant to options and other incentive awards to be granted from time to time after the Merger.

Phototron designs and manufactures indoor mini-greenhouses capable of growing almost any herb, vegetable, flower, fruit or terrestrial plant better, stronger and faster than traditional farming methods.  Phototron’s products, consisting of 21” x 39” units and 21” x 51” units, provide between 18,900 and 36,000 lumens of light.  The units allow users to precisely control what a plant receives, grow crops densely, avoid using pesticides, increase yields and automatically water plants.

Pursuant to the Merger Agreement, at the Closing, and subject to applicable regulatory requirements, including the preparation, filing and distribution to our stockholders of this Schedule 14(f)-1, Craig Ellins will become our Executive Chairman, Brian B. Sagheb will become our Chief Executive Officer, Chief Financial Officer and Secretary, and Todd Denkin will become our President.  Those individuals presently hold the same offices of Phototron.

Our directors will be determined following the Closing pursuant to the Merger Agreement.  The authorized number of our directors will be three.  Those will initially include all of the present members of the Phototron board of directors — Craig Ellins, Brian B. Sagheb and Todd Denkin.

Additional information concerning Craig Ellins, Brian B. Sagheb and Todd Denkin is included in this Schedule 14(f)-1.

In the Merger Agreement, Phototron and our company have each made standard and customary representations and warranties to each other, and standard covenants regarding the conduct of our respective operations pending the Closing.  Our obligations to consummate the Merger are subject to certain conditions, any of which may be waived.

Conditions to either side closing include, without limitation:

•
No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect;

•	Since the date of the Merger Agreement, there shall have been no event(s) that could reasonably be expected to have a material adverse effect on the other party; and
•	We shall have obtained a directors and officers liability policy covering our officers and directors providing at least $5,000,000 of coverage.

Our obligation to close the Merger will be subject to the further conditions that, without limitation:

•	The Merger shall have been approved by the holders of a majority of Phototron’s outstanding shares;
•	No Phototron shareholder shall have demanded or be entitled to exercise statutory dissenters’ rights with respect to the Merger;
•	Phototron shall have delivered finally approved audited financial statements; and
•
Phototron shall have raised, in a private placement offering exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”) pursuant to Regulation D promulgated thereunder, gross proceeds of not less than $999,999.

Our company and Phototron have each agreed to continue to operate our respective businesses in the ordinary course prior to the Merger.

The Merger Agreement may be terminated as follows: (i) by mutual written consent, (ii) by either party if any governmental entity shall have issued an order or taken any other action permanently enjoining or prohibiting the Merger, and such order shall have become final and nonappealable, (iii) by either party if the Merger is not consummated by March 31, 2011 (other than as a result of the failure of the Party seeking to terminate to perform its obligations), (iv) by either party if Phototron’s shareholders do not approve and adopt the Merger and the transactions contemplated under the Merger Agreement, (v) by either party if an event having a material adverse effect on the other party shall have occurred, or (vi) by either party if the other is in material breach of any representation, warranty, covenant or agreement.  In the event of termination, both parties are responsible for their expenses.

Our Board has approved the Merger Agreement and the transactions contemplated thereunder.  The board of directors of Phototron and the holders of a majority of the outstanding shares of Phototron have approved the Merger Agreement and the transactions contemplated thereunder.

The issuance of the shares of our common stock to the Phototron shareholders and options to the Phototron option holders in the Merger, and the issuance of the shares of our common stock underlying such options upon exercise thereof, is intended to be exempt from registration under Rule 506 promulgated under the Securities Act.

BUSINESS OF CATALYST LIGHTING GROUP

We are a shell company with nominal assets, no employees and no active business operations.

BUSINESS OF PHOTOTRON

Phototron, Inc. was incorporated as a California corporation on September 9, 2002.  Phototron designs and manufactures indoor mini-greenhouses capable of growing almost any herb, vegetable, flower, fruit or terrestrial plant better, stronger and faster than traditional farming methods.  Phototron’s products, consisting of 21” x 39” units and 21” x 51” units (collectively, “Phototrons”), provide between 18,900 and 36,000 lumens of light.  Phototrons allow users to precisely control what a plant receives, grow crops densely, avoid using pesticides, increase yields and automatically water plants.

Phototron aims to take advantage of the number one hobby in the United States – gardening, and the fastest growing segment in the gardening business – hydroponic gardening.  Hydroponic gardening is a method of growing plants using mineral nutrient solutions, in water, without soil and pesticides.  When the required mineral nutrients are introduced into a plant’s water supply, soil is no longer required for the plant to thrive.  Almost any, herb, vegetable, flower, fruit or terrestrial plant will grow with hydroponics.  Hydroponics is also a standard technique in biology research and teaching.  The demographics of today’s food gardening households include a broad cross-section of the U.S. population.  There are few other activities where virtually every demographic group is so well represented, no matter what their age, education, income, marital status, household size, gender, or regional location.

Phototron owns a mailing list and has a customer base exceeding 50,000 people.  Phototron has a continuity program that represents 50% of its revenue, including nutrients and replacement parts for its units.  In the near future, Phototron plans to expand its marketing efforts with an independent distribution network that will:

•	Create an ever growing and consuming sales funnel that delivers a financially motivated, person-to-person, grass roots sales force;

•	Allow distributors to purchase and resell Phototrons and supplies;

•	Promote sales to existing in-door and out-door gardeners;

•	Create greater brand awareness nationwide in a short period of time;

•	Eliminate the need for an in-house sales staff;

•	Create thousands of product evangelists and hydroponic consultants; and

•	Increase monthly re-orders and after market part sales.

Distributors will pay to join the Phototron™ GrowOpp and will receive materials and training to help them build their own in-door gardening supply distributorship.

Phototron’s executive offices are located at 20259 Ventura Boulevard, Woodland Hills, CA 91364.

While Phototron’s management believes that it has the opportunity to be successful in the hydroponic gardening industry, there can be no assurance that Phototron will be successful in accomplishing its business initiatives, or that it will be able to achieve any significant levels of revenues, or recognize net income, from the sale of its products and services.

DIRECTORS AND OFFICERS
PRIOR TO THE CHANGE OF CONTROL

The following table sets forth information regarding our executive officer and director prior to the change of control.  All directors serve until the next annual meeting of stockholders or until their successors are elected and qualified.  Officers are elected by our Board and their terms of office are at the discretion of our Board.

Name	Age	Position Held and Tenure
Eric Stoppenhagen	37	Chief Executive Officer, Chief Financial Officer, President, Treasurer, Secretary and sole director since February 3, 2010

Biographical Information

Eric Stoppenhagen. Mr. Stoppenhagen, through his consulting company, Venor, Inc., provides financial and management services to small to medium-sized companies that either are public or desire to become public.  He provides temporary CFO services to these companies, which includes transaction advice, preparation of security filings and advice regarding compliance with corporate governance requirements.  Mr. Stoppenhagen has more than ten years of financial experience having served in an executive capacity for several public and private companies, including as Vice President of Finance and subsequently Interim President of Trestle Holdings, Inc. from 2003 to 2009; Interim President of WoozyFly Inc. from 2009 to 2010; Interim President of Trist Holdings, Inc. from 2007 to 2010; CFO and Director of AuraSource, Inc. from 2008 to present; CFO of Mimvi, Inc. from 2010 to present and, CFO of Jardinier Corp. from 2007 to 2008.  Mr. Stoppenhagen is a Certified Public Accountant and holds a Juris Doctorate and Masters of Business Administration both from George Washington University.  Additionally, he holds a Bachelor of Science in Finance and a Bachelor of Science in Accounting both from Indiana University.

CORPORATE GOVERNANCE
PRIOR TO THE CHANGE IN CONTROL

Director Independence

Our Board currently consists of one member, Eric Stoppenhagen, who also serves as our sole executive officer.  We therefore do not have a separate lead director.  Our Board is responsible for overseeing risk management, and receives reports from our management periodically.  Mr. Stoppenhagen is not “independent” as that term is defined in Section 5605 of the NASDAQ Marketplace Rules as required by the NASDAQ Stock Market.

Committees of the Board of Directors

We do not have a separately designated audit, compensation or nominating committee of our Board and the functions customarily delegated to these committees are performed by our full Board.  We are not a “listed company” under Securities and Exchange Commission (“SEC”) rules and are therefore not required to have separate committees comprised of independent directors.

The Board does not have a nominations committee because the Board does not believe that a defined policy with regard to the consideration of candidates recommended by stockholders is necessary at this time because it believes that, given the limited scope of our operations, a specific nominating policy would be premature and of little assistance until our business operations are at a more advanced level.  There are no specific, minimum qualifications that the Board believes must be met by a candidate recommended by the Board.  Currently, the entire Board decides on nominees, on the recommendation of any member of the Board, followed by the Board’s review of the candidates’ resumes and interviews of candidates.  Based on the information gathered, the Board then makes a decision on whether to recommend the candidates as nominees for director.  We do not pay any fee to any third party or parties to identify or evaluate or assist in identifying or evaluating potential nominees.

The Board does not have an audit committee.  Currently, the entire Board functions as an audit committee and performs some of the same functions as an audit committee, including the following: (i) selection and oversight of our independent accountant; (ii) establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal controls and auditing matters; and (iii) engaging outside advisors.  Our Board does not include a person who is an “audit committee financial expert” within the meaning of the rules and regulations of the SEC.  The sole member of our Board is able to read and understand fundamental financial statements and has substantial business experience that results in his financial sophistication.  Accordingly, the sole member of our Board has sufficient knowledge and experience necessary to fulfill the duties and obligations that an audit committee would have.

The Board does not have a compensation committee.  We are currently a shell company with nominal assets, no employees and no active business operations.  Our business plans are to seek a private operating company with which to merge or to complete a business combination in a reverse merger transaction.  As such, we have no formal compensation program for our executive officers, directors or employees.

Stockholder Communications

There has not been any defined policy or procedural requirements for stockholders to submit recommendations or nomination for directors.  The Board does not believe that a defined policy with regard to the consideration of candidates recommended by stockholders is necessary at this time because it believes that, given the limited scope of our operations, a specific nominating policy would be premature and of little assistance until our business operations are at a more advanced level.  There are no specific, minimum qualifications that the Board believes must be met by a candidate recommended by the Board.  Currently, the entire Board decides on nominees, on the recommendation of any member of the Board followed by the Board’s review of the candidates’ resumes and interview of candidates.  Based on the information gathered, the Board then makes a decision on whether to recommend the candidates as nominees for director.  We do not pay any fee to any third party or parties to identify or evaluate or assist in identifying or evaluating potential nominee.

We do not have any restrictions on stockholder nominations under our certificate of incorporation or bylaws.  The only restrictions are those applicable generally under Delaware corporate law and the federal proxy rules, to the extent such rules are or become applicable.  The Board will consider suggestions from individual stockholders, subject to evaluation of the person’s merits.  Stockholders may communicate nominee suggestions directly to the Board, accompanied by biographical details and a statement of support for the nominees.  The suggested nominee must also provide a statement of consent to being considered for nomination.  There are no formal criteria for nominees.

Our Board has determined not to adopt a formal methodology for communications from stockholders on the belief that any communication would be brought to the Board’s attention by our sole officer, Eric Stoppenhagen.

Certain Legal Proceedings

To our knowledge, during the past ten years, none of our directors, executive officers, promoters, control persons, or nominees has been:

•
the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

•	convicted in a criminal proceeding or is subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

•
subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

•	found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law.

Code of Ethics

Due to the limited scope of our current operations, we have not adopted a corporate code of ethics that applies to our executive officers and director.

Meetings of the Board of Directors and Committees

Our Board took a number of actions by written consent of all of the directors during the year ended December 31, 2010.  Such actions by the written consent of all directors are, according to Delaware corporate law and our bylaws, valid and effective as if they had been passed at a meeting of the directors duly called and held.  Our directors and officers do not receive remuneration from us unless approved by our Board or pursuant to an employment contract.  No compensation has been paid to our directors for attendance at any meetings during the last fiscal year.

We have no policy with regard to attendance by members of our Board at annual meetings of our security holders.  We did not hold an annual meeting of security holders during our last fiscal year.

DIRECTORS AND OFFICERS
AFTER THE CHANGE OF CONTROL

It is anticipated that, effective as of the Closing, our current officers and director will resign and the persons discussed below will be appointed as our new officers and directors.  Our directors will be determined following the Closing pursuant to the Merger Agreement.  All directors serve until the next annual meeting of stockholders or until their successors are elected and qualified.

Officers will be elected by the Board and their terms of office are at the discretion of the Board.  Based on information provided by Phototron, there is no family relationship between any of the proposed directors or executive officers.

Name	Age	Position
Craig Ellins	58	Executive Chairman
Brian B. Sagheb	45	Chief Executive Officer, Chief Financial Officer, Secretary and Director
Todd Denkin	47	President and Director
Based on information provided by Phototron, biographical information on the directors and officers of our company after the Change of Control is presented below:

Craig Ellins.  From creating television’s first 24-hour live shopping network, to developing the internet’s first streaming video business opportunity, Mr. Ellins has spent more than 30 years discovering emerging trends and creating start-ups.  He began his career by launching ACC, a chain of auto smog check centers.  During that time, he created CVR - the first network connecting multiple DMV databases to smog check facilities.  It’s a system that’s still in use today.  Mr. Ellins sold CVR to ADP and served as an officer at the company.  He went on to serve as head of Business Development at Fingerhut Corporation.  Then in 1995, he turned his attention to the internet and created helloNetwork, Inc. - pioneering live and on-demand streaming video.  helloNetwork was named the Nevada e-Company of the year and was featured on the cover of the New York Times.  Following that success, Mr. Ellins launched VMdirect and helloWorld – the first online streaming video company to offer a home-based business opportunity.  Mr. Ellins served as CEO from 2001 to 2008 and grew the company to a value of over $300 million.  Mr. Ellins’ past experience, qualifications, attributes and skills led to the conclusion that Mr. Ellins should serve on our Board in light of our proposed business and structure.

Brian B. Sagheb.  Mr. Sagheb has served as a financial and operational executive in Fortune 500 corporations and venture backed start-ups.  Most recently, he was CFO of SolarX – a renewable energy provider.  As an entrepreneur Mr. Sagheb, has purchased and grown several successful businesses.  Mr. Sagheb also owned West Coast Gourmet Distributors, which provides natural and organic products to health food and gourmet retailers.  Before his entrepreneurial business ventures, Mr. Sagheb served as Controller/CFO of Perks.com and was VP/Director of Finance for Oediv.com.  In addition, Mr. Sagheb’s impressive background and experience includes SunAmerica, Thorson & Associates Insurance, Rogers & Cowan and Orion Pictures.  Mr. Sagheb’s past experience, qualifications, attributes and skills led to the conclusion that Mr. Sagheb should serve on our Board in light of our proposed business and structure.

Todd Denkin.  Mr. Denkin has more than a decade of networking and marketing experience.  He is a 30-year veteran of the TV and film industry, working at top companies like Dick Clark Productions, Barris/Guber/Peters, Chris Bearde Productions, the Nickelodeon Network, Disney/MGM Studios and Time Warner.  Mr. Denkin has been a key contributor to shows for ABC, NBC, CBS, ESPN and MTV.  He was also involved in “The Australian Experience,” a film featured on The Today Show and screened at the opening ceremonies of the 2000 Olympics.  Mr. Denkin became “The Accidental Networker” when he registered in his first network marketing opportunity and was one of the first distributors to take part in a new internet phenomenon.  Mr. Denkin early action helped him earn millions in commissions with over 35,000 people in his organization.  More importantly, it taught him the tips and secrets to growing a huge business organization from home.  Mr. Denkin has traveled around the world, inspiring thousands of people to build wealth in their lives.  Mr. Denkin’s past experience, qualifications, attributes and skills led to the conclusion that Mr. Denkin should serve on our Board in light of our proposed business and structure.

Messrs. Ellins, Sagheb and Denkin are not “independent” as that term is defined in Section 5605 of the NASDAQ Marketplace Rules as required by the NASDAQ Stock Market.

RELATED PERSON TRANSACTIONS

On February 3, 2010, we entered into a Consulting, Confidentiality and Proprietary Rights Agreement with Venor, Inc. (“Venor”) pursuant to which Venor will provide financial services as well as services, through Eric Stoppenhagen, in the capacity of Chief Executive Officer, Chief Financial Officer, President, Treasurer, Secretary and sole director.  These services will be provided for a fixed fee of $4,000 on a month to month basis.

On March 5, 2010, we entered into a revolving promissory note agreement with Woodman Management Corporation, a greater than 5% stockholder (“Woodman”).  Under the revolving note agreement, we can borrow up to a maximum principal amount of $250,000.  Interest accrues from the date of any advances on any principal amount withdrawn, and on accrued and unpaid interest thereon, at the rate of 8% per annum, compounded annually.  All unpaid principal and interest must be paid by March 5, 2011.  As of January 31, 2011, we were advanced $120,000 under this agreement.

Other than the above transactions or as otherwise set forth in this Information Statement or in any reports filed by us with the SEC, there have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-K.  We are currently not a subsidiary of any company.

The Board conducts an appropriate review of and oversees all related party transactions on a continuing basis and reviews potential conflict of interest situations where appropriate.  The Board has not adopted formal standards to apply when it reviews, approves or ratifies any related party transaction.  However, the Board believes that the related party transactions are fair and reasonable to our company and on terms comparable to those reasonably expected to be agreed to with independent third parties for the same goods and/or services at the time they are authorized by the Board.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires that our executive officers and directors, and persons who own more than ten percent of a registered class of our equity securities, file reports of ownership and changes in ownership with the SEC.  Executive officers, directors and greater-than-ten percent stockholders are required by SEC regulations to furnish us with all Section 16(a) forms they file.  Based solely on our review of the copies of the forms received by us and written representations from certain reporting persons that they have complied with the relevant filing requirements, we believe that, during the year ended December 31, 2010, all of our executive officers, directors and greater-than-ten percent stockholders complied with all Section 16(a) filing requirements.

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding beneficial ownership of our common stock as of February 14, 2011 by (i) each of our directors and the executive officers, (ii) all directors and executive officers as a group and (iii) each person who beneficially owns more than 5% of all outstanding shares of our common stock.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities.  Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable.  Shares of our common stock subject to options or warrants that are currently exercisable or exercisable within 60 days of February 14, 2011 are deemed to be outstanding and to be beneficially owned by the person holding the options or warrants for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

The information presented in this table is based on 4,331,131 shares of our common stock outstanding on February 14, 2011.  Unless otherwise indicated, the address of each of the executive officers and directors and 5% or more shareholders named below is c/o Catalyst Lighting Group, Inc., 1328 West Balboa Boulevard, Suite C, Newport Beach, CA 92661.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Outstanding

Executive Officers and Directors
Eric Stoppenhagen	--	--
Directors and officers as a group	--	--

5% Stockholders
W-Net Fund I, L.P. (1)	3,861,721	89.1%
(1)
The beneficial owner’s address is 12400 Ventura Boulevard, Suite 327, Studio City, CA 91604.  David Weiner, as the manager of W-Net Fund GP I, LLC, the general partner of W-Net Fund I, L.P., exercises voting and dispositive power over the shares held by W-Net Fund I, L.P., but disclaims any beneficial interest in such shares except to the extent of his pecuniary interest therein.

The following table sets forth information regarding the beneficial ownership of the common stock of Phototron as of February 14, 2011, and the pro forma beneficial ownership of the common stock of our company after the Merger, by (i) each of the directors and officers of Phototron (each of whom has been designated in the Merger Agreement to be a director and officer of our company immediately after the Closing), (ii) all such Phototron directors and officers as a group, and (iii) each person who beneficially owns more than 5% of all outstanding shares of Phototron’s common stock.

The pro forma beneficial ownership information below assumes that, upon the Closing:  (1) the 1,666,666 shares of Phototron’s common stock outstanding as of February 14, 2011 are converted into 130,621,421 shares of our common stock pursuant to the Merger; and (2) the 433,333 shares of Phototron’s common stock purchasable upon exercises of Phototron options outstanding as of February 14, 2011 will be replaced when such options are assumed by our company upon the Closing by options entitling the former holders thereof to purchase 33,961,558 shares of our common stock on substantially the same terms as their Phototron option agreements.

	Beneficial Ownership of Phototron, Inc. Common Stock		Beneficial Ownership of Catalyst Lighting Group, Inc. Common Stock Post-Merger
Name and Address (1) of Beneficial Owner	Amount of Beneficial Ownership	Percentage of Outstanding Common Stock	Amount of Beneficial Ownership	Percentage of Outstanding Common Stock
Executive Officers and Directors
Craig Ellins (2)	106,666	5.7%	8,359,761	5.7%
Brian B. Sagheb (3)	240,000	13.9%	18,809,493	13.3%
Todd Denkin (4)	30,000	1.7%	2,351,187	1.7%
Directors and officers as a group (5)	376,666	21.3%	29,520,441	20.7%

5% Shareholders
MER Investments, Inc. (6)	150,000	9.0%	11,755,933	8.4%
Lee Mendelson (7)	150,000	9.0%	11,755,933	8.4%
Europa International, Inc. (8)	100,000	6.0%	7,837,288	5.6%
Sara Sagheb	95,000	5.7%	7,445,424	5.3%
Susan Sagheb	95,000	5.7%	7,445,424	5.3%
Adam Liebross (9)	86,666	5.2%	6,792,264	4.9%
W-Net Fund I, L.P. (10)	69,338	4.2%	13,157,661	9.4%

(1)	Unless otherwise indicated, the business address of each individual named is 20259 Ventura Boulevard, Woodland Hills, CA 91364.
(2)	Includes 106,666 shares of Phototron’s common stock that may be acquired pursuant to the exercise of options within 60 days of February 14, 2011.
(3)	Includes 30,000 shares of Phototron’s common stock that may be acquired pursuant to the exercise of options within 60 days of February 14, 2011.
(4)	Includes 30,000 shares of Phototron’s common stock that may be acquired pursuant to the exercise of options within 60 days of February 14, 2011.
(5)	Includes 166,666 shares of Phototron’s common stock that may be acquired pursuant to the exercise of options within 60 days of February 14, 2011.
(6)
The beneficial owner’s address is 1640 Loma Vista Drive, Beverly Hills, CA 90210.  Michael E. Rosen, the President of MER Investments, Inc., exercises voting and dispositive power over the shares of Phototron’s common stock held by MER Investments, Inc., but disclaims any beneficial interest in such shares except to the extent of his pecuniary interest therein.

(7)	The beneficial owner’s address is 20058 Ventura Boulevard, Suite 54, Woodland Hills, CA 91364.
(8)
The beneficial owner’s address is 1114 Avenue of the Americas, 45th Floor, New York, NY 10036.  Fred Knoll, the principal of Knoll Capital Management, L.P., the investment manager for Europa International, Inc., exercises voting and dispositive power over the shares held by Europa International, Inc., but disclaims any beneficial interest in such shares except to the extent of his pecuniary interest therein.

(9)	The beneficial owner’s address is 13020 Pacific Promenade, #415, Playa Vista, CA 90094.
(10)
The beneficial owner’s address is 12400 Ventura Boulevard, Suite 327, Studio City, CA 91604.  Although W-Net Fund I, L.P. does not beneficially own more than 5% of Phototron’s outstanding common stock, W-Net Fund I, L.P. will own more than 5% of our company’s common stock after the Merger.  David Weiner, as the manager of W-Net Fund GP I, LLC, the general partner of W-Net Fund I, L.P., exercises voting and dispositive power over the shares held by W-Net Fund I, L.P., but disclaims any beneficial interest in such shares except to the extent of his pecuniary interest therein.

Except as set forth in this Information Statement, there are no arrangements known to us, the operation of which may at a subsequent date result in a change in control of our company.

On January 15, 2010, Keating Investments, LLC, a Delaware limited liability company (“KI”), Mr. Kevin R. Keating (“Keating”), Lionsridge Capital, LLC, an Illinois limited liability company (“LC”), Laurus Master Fund, Ltd., a Cayman Island company (“Laurus”), Garisch Financial, Inc., an Illinois corporation (“GFI”) and Woodman Management Corporation, a California corporation (the “Purchaser”), entered into a Stock Purchase Agreement (the “Purchase Agreement”), pursuant to which (1) KI, Keating, LC, Laurus and GFI (collectively, the “Sellers”) would sell to the Purchaser, and the Purchaser would purchase from the Sellers, an aggregate of 3,861,721 shares of our common stock (the “Shares”), which Shares represent 89.1% of the issued and outstanding shares of our common stock, (2) the Sellers would assign to the Purchaser the Sellers’ registration rights under existing agreements with our company, (3) each Seller and our company would release each other from all existing claims (other than claims by Keating for statutory or other rights to indemnification as a result of his service as an officer and director of our company) and (4) KI would indemnify the Purchaser and our company from liabilities arising out of any breach of any representation, warranty, covenant or obligation of KI, Keating and LC, for a period of six months from the closing of the transactions under the Purchase Agreement, up to a maximum amount of $50,000.  The aggregate purchase price for the Shares was $210,129.51, or approximately $0.05441 per share.  In connection with the Purchase Agreement, the Purchaser also agreed to assume, and to pay at the closing of the transactions under the Purchase Agreement, certain obligations of the Registrant in an aggregate amount of $30,000 (including $15,000 owed to KI as a consulting fee for services rendered to the Registrant in connection with the transactions contemplated under the Purchase Agreement).  The closing of the transactions under the Purchase Agreement occurred on February 3, 2010.  The Purchaser paid the aggregate purchase price for the Shares with personal funds.  On April 12, 2010, the Purchaser transferred the Shares to W-Net Fund I, L.P.  There were no arrangements or understandings among the Sellers, the Purchaser and their associates with respect to election of directors or other matters.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

We are currently a shell company with nominal assets, no employees and no active business operations.  Our business plans are to identify an operating company with which to merge or to complete a business combination in a reverse merger transaction.  As such, we currently have no formal compensation program for our executive officers, directors or employees.

Except as set forth in the summary compensation table below, during the fiscal years ended December 31, 2010 and 2009, we have not provided any salary, bonus, annual or long-term equity or non-equity based incentive programs, health benefits, life insurance, tax-qualified savings plans, special employee benefits or perquisites, supplemental life insurance benefits, pension or other retirement benefits or any type of nonqualified deferred compensation programs for our executive officers or employees.

No retirement, pension, profit sharing, stock option or insurance programs or other similar programs are currently in place for the benefit of our employees.

There are no understandings or agreements regarding compensation our management will receive after a business combination that is required to be included in this table, or otherwise.

The following table and related footnotes show the compensation paid during the fiscal years ended December 31, 2010 and 2009, to the Company’s named executive officers:

Summary Compensation Table
					All Other
Name and Principal	Year	Salary	Bonus	Option Awards	Compensation	Total
Position		($)	($)	($)	($)	($)
(a)	(b)	(c)	(d)	(f)	(i)	(j)

Eric Stoppenhagen (1)	2010	$44,000	--	--	--	$44,000
CEO, CFO, President, Treasurer and Secretary	2009	$--	--	--	--	$--

Kevin R. Keating (2)	2010	$--	--	--	--	--
CEO, CFO, President, Treasurer and Secretary	2009	$--	--	--	--	--

(1)	Joined the Company on February 3, 2010. Represents consulting fees paid to Mr. Stoppenhagen’s company, Venor, Inc.
(2)	Mr. Keating Served as our CEO, CFO, President, Treasurer and Secretary from August 23, 2007 through February 3, 2010.

Employment Agreements

Currently, we have no employment agreements or other agreements with any of our executive officers or employees.  On February 3, 2010, we entered into a Consulting, Confidentiality and Proprietary Rights Agreement with Venor, Inc. pursuant to which Venor will provide financial services as well as services, through Eric Stoppenhagen, in the capacity of Chief Executive Officer, Chief Financial Officer, President, Treasurer, Secretary and sole director.  These services will be provided for a fixed fee of $4,000 on a month to month basis.

Outstanding Equity Awards at Fiscal Year-end

None.

Compensation of Directors

During the fiscal years ended December 31, 2010 and 2009, we did not pay our directors compensation for their services as directors.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We are required to file annual, quarterly and special reports, proxy statements and other information with the SEC.  You may read and copy any document we file at the SEC’s public reference rooms at 100 F Street, N.E, Washington, D.C. 20549.  You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549.  Please call the SEC at 1-800-SEC-0330 for more information on the operation of the public reference rooms.  Copies of our SEC filings are also available to the public from the SEC’s web site at www.sec.gov/edgar/searchedgar/companysearch.html.

SIGNATURE

In accordance with Section 14(f) of the Exchange Act, the Registrant has caused this Information Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Catalyst Lighting Group, Inc.

By:   /s/ ERIC STOPPENHAGEN
Name:  Eric Stoppenhagen
Title:  President

Dated:  February 17, 2011